Exhibit 99.1

Perion Reports Fourth Quarter and FY 2024 Results

Continued Momentum in Key Growth Engines Led by 57% YoY growth in DOOH1

Recently Announced Transformational ‘Perion One’ Unification Strategy and Platform - focusing on AI for scaled growth and operational efficiency

New York & Tel Aviv– February 19, 2025 – Perion Network Ltd. (NASDAQ and TASE: PERI), a leader in advanced technology solving for the complexities of modern advertising, today reported its financial results for the fourth quarter and full year ended December 31, 2024.

“I am encouraged by our fourth quarter results as we delivered continued growth in our DOOH and CTV channels, as well as in our Retail Media vertical, showing continued adoption of our technologies with retailers,” commented Tal Jacobson, Perion’s CEO. “All our growth engines have consistently outpaced the market on an annual basis, according to eMarketer2, and we believe they will continue to be the drivers of our future success”.

“Earlier this month, we announced our transformational ‘Perion One’ strategy and platform. This strategy will unify our brands and technologies into one advanced platform named ‘Perion One’, which will support our position as the partner of choice for brands, agencies, and retailers navigating the complexities of modern advertising. Perion One will harness advanced AI algorithms to help solve these challenges for our customers while aiming to optimize our cost structure and enhance our ability to scale in a more profitable way.”

“With the introduction of our Perion One strategy, we enhanced our leadership team, forming a strong and experienced management,” added Mr.  Jacobson. “I am pleased to have Stephen Yap join our team as Perion’s Chief Revenue Officer to lead our global sales. Along with Kenny Lau, who was promoted to Perion’s Chief Product Officer, and Mina Naguib, who was promoted to Perion’s Chief Technology Officer, I am confident our entire talented leadership team will achieve our goals to become the technology partner for brands, retailers, and agencies.”

"As part of the new Perion One strategy, we are focusing on the more profitable solutions that align with our strategy. With a solid foundation backed by a robust balance sheet, we are well-positioned to pursue our growth ambitions. Our investments are laser-focused on expanding the Perion One platform, enriching it with technological solutions to drive future growth,” concluded Mr. Jacobson.

1 On a proforma basis
2 Market data according to eMarketer: Digital out of Home, CTV and omnichannel Retail Media ad spending, US

Fourth Quarter and Full Year 2024 Business Highlights
As part of the Company’s Perion One strategy and the new unified structure, Perion will modify the way it presents its KPIs and will start to provide a breakdown of its revenue by channels and their year-over-year growth, as well as the Retail Media vertical.

Revenue and Trends by Channel

Channels	Q4 2024			FY 2024
	Revenue ($M)	% of Revenue	YoY Growth	Revenue ($M)	% of Revenue	YoY Growth
DOOH	27.9	22%	57%[1]	69.7	14%	50%[1]
CTV	15.8	12%	10%	43.6	9%	30%
Web	59.9	46%	-40%	220.6	44%	-38%
Search	25.5	20%	-78%	162.7	33%	-53%
Other	0.4	0%	-31%	1.6	0%	-61%

Vertical - Retail Media2

●	Q4: Revenue increased 34% year-over-year to $27.0 million, representing 26% of Advertising Solutions revenue compared to 17% last year.

●	FY 2024: Revenue increased 62% year-over-year to $80.6 million, representing 24% of Advertising Solutions revenue compared to 12% last year.

Formats - Open Web Video3

●	Q4: Revenue decreased 61% year-over-year, representing 13% of Advertising Solutions revenue, compared to 29% last year.

●	FY 2024: Revenue decreased 61% year-over-year, representing 17% of Advertising Solutions revenue, compared to 36% last year.

1 On a proforma basis
2 Retail Media revenue includes all media channels, such as CTV, DOOH, video and others
3 Open Web video refers to standard digital video ad units running on the open web (Websites), and does not include CTV, digital video on social platforms and short-form video. Formats will not be a part of Perion’s reported KPIs going forward

Fourth Quarter 2024 Financial Highlights

In millions, except per share data	Three months ended			Year ended
	December 31,			December 31,
	2024	2023	%	2024	2023	%
Advertising Solutions Revenue	$104.1	$119.8	-13%	$335.6	$398.2	-16%
Search Advertising Revenue	$25.5	$114.4	-78%	$162.7	$344.9	-53%
Total Revenue	$129.6	$234.2	-45%	$498.3	$743.2	-33%
Contribution ex-TAC (Revenue ex-TAC)[1]	$54.7	$90.6	-40%	$212.3	$310.2	-32%
GAAP Net Income	$4.9	$39.4	-87%	$12.6	$117.4	-89%
Non-GAAP Net Income[1]	$16.1	$52.9	-70%	$64.0	$167.4	-62%
Adjusted EBITDA[1]	$15.5	$53.9	-71%	$50.9	$169.1	-70%
Adjusted EBITDA to Contribution ex-TAC[1]	28%	59%		24%	55%
Net Cash from Operations	$4.3	$50.2	-91%	$6.9	$155.5	-96%
Adjusted Free Cash Flow[1]	$4.3	$49.9	-91%	$16.6	$154.7	-89%
GAAP Diluted EPS	$0.11	$0.78	-86%	$0.25	$2.34	-89%
Non-GAAP Diluted EPS[1]	$0.33	$1.04	-68%	$1.27	$3.33	-62%

Financial Outlook for Full-Year 20252

2025 guidance reflects our commitment to continue building our Perion One platform while focusing on more profitable technologies and solutions that align with our strategy.

The Company is providing the following full-year 2025 guidance ranges based on current expectations:

●	Revenue of $400 to $420 million
●	Adjusted EBITDA[1] of $40 to $42 million
●	Adjusted EBITDA[1] to contribution ex-TAC[1] of 22% at the midpoint

Share Repurchase program

As part of the company’s $75 million share repurchase program announced last year, in the fourth quarter of 2024, Perion repurchased 1.6 million shares in the amount of approximately $13.4 million. As of the end of the fourth quarter, the company repurchased a total of 5.2 million shares, bringing the total spend under the share repurchase program to $46.9 million.

1 Contribution ex-TAC, non-GAAP Net Income, adjusted EBITDA, adjusted Free Cash Flow and non-GAAP Diluted EPS are non-GAAP measures.  See below reconciliation of GAAP to non-GAAP measures

2 Perion has not provided an outlook for GAAP Income from operations or reconciliation of Adjusted EBITDA guidance to GAAP Income from operations, the closest corresponding GAAP measure, because it does not provide guidance for certain of the reconciling items on a consistent basis due to the variability and complexity of these items, including but not limited to the measures and effects of stock-based compensation expenses directly impacted by unpredictable fluctuation in the share price and amortization in connection with future acquisitions. Hence, we are unable to quantify these amounts without unreasonable efforts.

Financial Comparison for the Fourth Quarter of 2024

Revenue: Revenue decreased by 45% to $129.6 million in the fourth quarter of 2024 from $234.2 million in the fourth quarter of 2023. Advertising Solutions revenue decreased 13% year-over-year, accounting for 80% of total revenue, primarily due to a 61% decrease in Video revenue, partially offset by a $23.6 million increase in Digital Out of Home revenue and a 10% year-over-year increase in CTV revenue to $15.8 million. Search Advertising revenue decreased by 78% year-over-year, accounting for 20% of revenue, following the previously announced changes implemented by Microsoft Bing in 2024.

Traffic Acquisition Costs and Media Buy (“TAC”): TAC amounted to $74.8 million, or 58% of revenue, in the fourth quarter of 2024, compared with $143.6 million, or 61% of revenue, in the fourth quarter of 2023. The margin expansion was primarily due to changes in the product mix, focusing on more profitable solutions.

GAAP Net Income: GAAP net income decreased by 87% to $4.9 million in the fourth quarter of 2024, compared with $39.4 million, in the fourth quarter of 2023.

Non-GAAP Net Income: Non-GAAP net income was $16.1 million, or 12% of revenue, in the fourth quarter of 2024, compared with $52.9 million, or 23% of revenue, in the fourth quarter of 2023. A reconciliation of GAAP to non-GAAP net income is included in this press release.

Adjusted EBITDA: Adjusted EBITDA was $15.5 million, or 12% of revenue (and 28% of Contribution ex-TAC) in the fourth quarter of 2024, compared with $53.9 million, or 23% of revenue (and 59% of Contribution ex-TAC) in the fourth quarter of 2023. A reconciliation of GAAP income from operations to Adjusted EBITDA is included in this press release.

Cash Flow from Operations: Net cash provided by operating activities in the fourth quarter of 2024 was $4.3 million, compared with $50.2 million in the fourth quarter of 2023.

Net cash: As of December 31, 2024, cash and cash equivalents, short-term bank deposits and marketable securities amounted to $373.3 million, compared with $472.7 million as of December 31, 2023.

Financial Comparison for the Full Year of 2024

Revenue: Revenue decreased by 33% to $498.3 million in 2024 from $743.2 million in 2023. Advertising Solutions revenue decreased 16%, accounting for 67% of total revenue, primarily due to a 61% decrease in Video revenue, partially offset by a $64.9 million increase in Digital Out of Home revenue and a 30% increase in CTV revenue to $43.6 million. Search Advertising revenue decreased by 53%, accounting for 33% of revenue, following the previously announced changes implemented by Microsoft Bing in 2024.

Traffic Acquisition Costs and Media Buy (“TAC”): TAC amounted to $286.0 million, or 57% of revenue, in 2024, compared with $432.9 million, or 58% of revenue, in 2023. The margin expansion was primarily due to changes in the product mix, focusing on more profitable solutions.

GAAP Net Income: GAAP net income decreased by 89% to $12.6 million in 2024, compared with $117.4 million in 2023.

Non-GAAP Net Income: Non-GAAP net income was $64.0 million, or 13% of revenue, in 2024, compared with $167.4 million, or 23% of revenue, in 2023. A reconciliation of GAAP to non-GAAP net income is included in this press release.

Adjusted EBITDA: Adjusted EBITDA was $50.9 million, or 10% of revenue (and 24% of Contribution ex-TAC) in 2024, compared with $169.1 million, or 23% of revenue (and 55% of Contribution ex-TAC) in 2023. A reconciliation of GAAP income from operations to Adjusted EBITDA is included in this press release.

Cash Flow from Operations: Net cash provided by operating activities in 2024 was $6.9 million, compared with $155.5 million in 2023.

Conference Call

Perion’s management will host a conference call to discuss the results at 8:30 a.m. ET today:

Registration link: https://perion-q4-24-earnings-call.open-exchange.net/

A replay of the call and a transcript will be available within approximately 24 hours of the live event on Perion’s website.

About Perion Network Ltd.

Perion is helping agencies, brands and retailers get better results with their marketing investments by providing advanced technology across digital channels. Through the Perion One platform, we are making digital advertising more effective by building solutions that continuously adapt to connect the dots between data, creative and channels.

For more information, visit Perion's website at www.perion.com.

Non-GAAP Measures

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude certain items. This press release includes certain non-GAAP measures, including Contribution ex-TAC, Adjusted EBITDA, non-GAAP net income, non-GAAP diluted earning per share and adjusted free cash flow.

Contribution ex-TAC presents revenue reduced by traffic acquisition costs and media buy, reflecting a portion of our revenue that must be directly passed to publishers or advertisers and presents our revenue excluding such items. We believe Contribution ex-TAC is a useful measure in assessing the performance of the Company because it facilitates a consistent comparison against our core business without considering the impact of traffic acquisition costs and media buy related to revenue reported on a gross basis.

Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA") is defined as income from operations excluding stock-based compensation expenses, restructuring costs, unusual legal costs, depreciation, amortization of acquired intangible assets, retention and other acquisition-related expenses and gains and losses recognized with respect to changes in the fair value of contingent consideration.

Adjusted free cash flow is defined as net cash provided by (or used in) operating activities less cash used for the purchase of property and equipment, but excluding the purchase of property and equipment related to our new corporate headquarter office and the portion of the cash payment of contingent consideration in excess of the acquisition date fair value, as we do not view either of those expenses as reflective of our normal on-going expenses. It is important to note that these expenses are in fact cash expenditures.

Non-GAAP net income and non-GAAP diluted earnings per share are defined as net income and net earnings per share excluding stock-based compensation expenses, restructuring costs, unusual legal costs, retention and other acquisition-related expenses, revaluation of acquisition-related contingent consideration, amortization of acquired intangible assets and the related taxes thereon, foreign exchange gains and losses associated with ASC-842, as well as gains and losses recognized with respect to changes in fair value of contingent consideration.

The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, we are unable to quantify certain amounts that would be required for such presentation without unreasonable effort. Consequently, no reconciliation of the forward-looking non-GAAP financial measures is included in this press release. A reconciliation between results on a GAAP and non-GAAP basis is provided in the last table of this press release.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will,” “believe,” “expect,” “intend,” “plan,” “should,” “estimate” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, but not limited to, the current war between Israel and Hamas and any worsening of the situation in Israel (such as further mobilizations), the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, data breaches, cyber-attacks and other similar incidents, unpredictable sales cycles, competitive pressures, market acceptance of new products, changes in applicable laws and regulations as well as industry self-regulation, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by Perion with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2023 filed with the SEC on April 8, 2024. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.
Dudi Musler, VP of Investor Relations
+972 (54) 7876785
dudim@perion.com

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

In thousands (except share and per share data)

	Three months ended		Year ended
	December 31,		December 31,
	2024	2023	2024	2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenue
Advertising Solutions	$104,101	$119,795	$335,550	$398,244
Search Advertising	25,476	114,435	162,736	344,911
Total Revenue	129,577	234,230	498,286	743,155

Costs and Expenses
Cost of revenue	12,564	10,877	46,873	37,830
Traffic acquisition costs and media buy	74,838	143,605	285,962	432,943
Research and development	8,638	8,714	36,832	33,066
Selling and marketing	16,255	15,008	68,250	57,991
General and administrative	9,582	10,131	38,537	31,799
Change in fair value of contingent consideration	-	2,110	1,541	18,694
Depreciation and amortization	3,524	3,901	16,434	14,092
Restructuring costs and other charges	-	-	6,895	-
Total Costs and Expenses	125,401	194,346	501,324	626,415

Income (loss) from Operations	4,176	39,884	(3,038)	116,740
Financial income, net	1,932	6,262	18,520	20,951
Income before Taxes on income	6,108	46,146	15,482	137,691
Taxes on income	1,167	6,745	2,868	20,278
Net Income	$4,941	$39,401	$12,614	$117,413

Net Earnings per Share
Basic	$0.11	$0.83	$0.27	$2.49
Diluted	$0.11	$0.78	$0.25	$2.34

Weighted average number of shares
Basic	45,215,999	47,756,953	47,281,588	47,128,232
Diluted	46,325,857	50,600,750	49,555,777	50,073,985

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

In thousands

	December 31,	December 31,
	2024	2023
	(Unaudited)	(Audited)
ASSETS
Current Assets
Cash and cash equivalents	$156,228	$187,609
Restricted cash	1,134	1,339
Short-term bank deposits	139,333	207,450
Marketable securities	77,774	77,616
Accounts receivable, net	164,119	231,539
Prepaid expenses and other current assets	22,638	21,033
Total Current Assets	561,226	726,586

Long-Term Assets
Property and equipment, net	8,916	3,179
Operating lease right-of-use assets	20,209	6,609
Goodwill and intangible assets, net	316,003	336,627
Deferred taxes	9,681	4,180
Other assets	416	85
Total Long-Term Assets	355,225	350,680
Total Assets	$916,451	$1,077,266

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable	$122,005	$217,181
Accrued expenses and other liabilities	32,983	42,636
Short-term operating lease liability	3,648	4,198
Deferred revenue	2,049	2,297
Short-term payment obligation related to acquisitions	4,110	73,716
Total Current Liabilities	164,795	340,028

Long-Term Liabilities
Long-term operating lease liability	18,654	3,448
Other long-term liabilities	13,246	15,643
Total Long-Term Liabilities	31,900	19,091
Total Liabilities	196,695	359,119

Shareholders' equity
Ordinary shares	429	413
Additional paid-in capital	566,652	530,620
Treasury shares at cost	(47,923)	(1,002)
Accumulated other comprehensive loss	(215)	(83)
Retained earnings	200,813	188,199
Total Shareholders' Equity	719,756	718,147
Total Liabilities and Shareholders' Equity	$916,451	$1,077,266

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands

	Three months ended		Year ended
	December 31,		December 31,
	2024	2023	2024	2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Cash flows from operating activities
Net Income	$4,941	$39,401	$12,614	$117,413
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,524	3,901	16,434	14,092
Stock-based compensation expense	6,704	4,663	24,029	15,590
Foreign currency translation	59	(36)	52	(27)
Accrued interest, net	(514)	(1,308)	3,355	(5,547)
Deferred taxes, net	(1,572)	1,079	(3,273)	(654)
Accrued severance pay, net	591	188	295	(274)
Restructuring costs	-	-	6,895	-
Gain from sale of property and equipment	(9)	(6)	(46)	(27)
Net changes in operating assets and liabilities	(9,384)	2,334	(53,416)	14,897
Net cash provided by operating activities	$4,340	$50,216	$6,939	$155,463

Cash flows from investing activities
Purchases of property and equipment, net of sales	(1,359)	(280)	(6,826)	(784)
Investment in marketable securities, net of sales	2,132	(5,001)	1,311	(76,599)
Short-term deposits, net	10,006	46,500	68,117	45,950
Cash paid in connection with acquisitions, net of cash acquired	-	(101,921)	-	(101,921)
Net cash provided by (used in) investing activities	$10,779	$(60,702)	$62,602	$(133,354)

Cash flows from financing activities
Proceeds from exercise of stock-based compensation	82	95	547	2,433
Payments of contingent consideration	-	-	(54,540)	(13,256)
Purchase of treasury stock	(13,390)	-	(46,921)	-
Net cash provided by (used in) financing activities	$(13,308)	$95	$(100,914)	$(10,823)

Effect of exchange rate changes on cash and cash equivalents and restricted cash	(303)	159	(213)	141
Net increase (decrease) in cash and cash equivalents and restricted cash	1,508	(10,232)	(31,586)	11,427
Cash and cash equivalents and restricted cash at beginning of period	155,854	199,180	188,948	177,521
Cash and cash equivalents and restricted cash at end of period	$157,362	$188,948	$157,362	$188,948

PERION NETWORK LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

In thousands

	Three months ended		Year ended
	December 31,		December 31,
	2024	2023	2024	2023
	(Unaudited)		(Unaudited)

Revenue	$129,577	$234,230	$498,286	$743,155
Traffic acquisition costs and media buy	74,838	143,605	285,962	432,943
Contribution ex-TAC	$54,739	$90,625	$212,324	$310,212

	Three months ended		Year ended
	December 31,		December 31,
	2024	2023	2024	2023
	(Unaudited)		(Unaudited)

GAAP Income (loss) from Operations	$4,176	$39,884	$(3,038)	$116,740
Stock-based compensation expenses	6,704	4,663	24,029	15,590
Retention and other acquisition related expenses	914	3,342	4,850	4,000
Unusual legal costs	140	-	140	-
Change in fair value of contingent consideration	-	2,110	1,541	18,694
Amortization of acquired intangible assets	3,010	3,476	14,364	12,448
Restructuring costs	-	-	6,895	-
Depreciation	514	425	2,070	1,644
Adjusted EBITDA	$15,458	$53,900	$50,851	$169,116

PERION NETWORK LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

In thousands (except share and per share data)

	Three months ended		Year ended
	December 31,		December 31,
	2024	2023	2024	2023
	(Unaudited)		(Unaudited)

GAAP Net Income	$4,941	$39,401	$12,614	$117,413
Stock-based compensation expenses	6,704	4,663	24,029	15,590
Amortization of acquired intangible assets	3,010	3,476	14,364	12,448
Retention and other acquisition related expenses	914	3,342	4,850	4,000
Unusual legal costs	140	-	140	-
Change in fair value of contingent consideration	-	2,110	1,541	18,694
Restructuring costs	-	-	6,895	-
Foreign exchange losses (gains) associated with ASC-842	316	114	405	(166)
Revaluation of acquisition related contingent consideration	-	142	-	583
Taxes on the above items	112	(301)	(857)	(1,166)
Non-GAAP Net Income	$16,137	$52,947	$63,981	$167,396

Non-GAAP diluted earnings per share	$0.33	$1.04	$1.27	$3.33

Shares used in computing non-GAAP diluted earnings per share	49,458,861	50,862,007	50,576,619	50,311,682

PERION NETWORK LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

In thousands

	Three months ended		Year ended
	December 31,		December 31,
	2024	2023	2024	2023
	(Unaudited)		(Unaudited)

Net cash provided by operating activities	$4,340	$50,216	$6,939	$155,463
Purchases of property and equipment, net of sales	(1,359)	(280)	(6,826)	(784)
Free cash flow	$2,981	$49,936	$113	$154,679
Purchase of property and equipment related to our new corporate headquarter office	1,342	-	5,665	-
Portion of the cash payment of contingent consideration in excess of the acquisition date fair value	-	-	10,824	-
Adjusted free cash flow	$4,323	$49,936	$16,602	$154,679